

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

<u>Via E-mail</u>
Mr. Norman Klein
Chief Financial Officer
EastBridge Investment Group Corp.
8040 E. Morgan Trail, Unit 18
Scottsdale, AZ 85258

> **Re: EastBridge Investment Group Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
>
> **Current Report on Form 8-K**
> **Filed January 3, 2012**
> **File No. 000-52282**

Dear Mr. Klein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Part I</u>

<u>Item 1. Business</u>

<u>Business Strategies, page 5</u>

1.   We note your statement that you have ten clients that you are assisting in registering with the U.S. Securities and Exchange Commission. In your response letter, please identify by name the companies you have assisted, during the past three years, in registering with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of

1934 and/or that you have assisted in initiating trading of their stock on a United States stock market or exchange. Please also identify by name the companies that you have assisted that are currently registered with the U.S. Securities and Exchange Commission and the companies that are currently trading on a United States stock market or exchange.

2.   For each company you identify in answer to comment 1, tell us the percentage of the stock of the company that each of EastBridge and/or its affiliates (including subsidiaries, directors, officers and majority shareholders) received in exchange for the assistance of EastBridge and/or its affiliates in connection with Exchange Act registration and/or initiating trading of stock on a United States stock market or exchange. In addition, please tell us the current percentage owned by each of EastBridge and/or its affiliates if the percentage has changed.

3.   For each company you identify in answer to comment 1, tell us whether (i) you entered into an agreement (e.g., engagement agreement, entrustment agreement, advisory agreement, or the like) with that company pursuant to which EastBridge agreed to assist with Exchange Act registration and/or the trading of stock on a United States stock market or exchange in exchange for compensation, and (ii) whether the agreement was filed with the S.E.C. pursuant to an Exchange Act report. For example, we note that EastBridge entered into an Entrustment Agreement with China Golden Eagle Automobile Sales Co., Ltd., which agreement was filed with the S.E.C on May 16, 2011.

4.   For each company you identify in answer to comment 1, tell us whether EastBridge received shares in exchange for its services and, if so, whether those shares were distributed to EastBridge security holders. Where shares were distributed to EastBridge shareholders, please tell us whether the distributions were registered pursuant to the Securities Act of 1933 or were exempt from registration under the Securities Act. If the company believes the distributions were exempt, please tell us the exemption(s) relied upon for each distribution and provide us with a detailed analysis in support of your belief that the exemption from registration you relied upon was available.

Current Report on Form 8-K filed January 3, 2012

General

5.   Unless otherwise specified, reports on Form 8-K must be filed or furnished within four business days after occurrence of the event. Refer to General Instruction B.1. of Form 8-K. We note that you filed a Form 8-K regarding the stock purchase agreement and stock sale on January 3, 2012 for an event you indicated in the report occurred on December 14, 2011. Please advise.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

6.   We note that pursuant to the agreement, EastBridge sold 500,000 ordinary shares of Tsingda Eedu to An Lingyan in exchange for a cash payment of $600,000. Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Investment Company Act")

defines an "investment company" to include any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets (exclusive of Government securities and cash items[1]) on an unconsolidated basis.

Section 3(a)(2) of the Investment Company Act defines "investment securities" for purposes of this section to include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner that are not relying on the exception from the definition of "investment company" in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

The Form 10-Q filed by EastBridge for the quarterly period ended September 30, 2011, disclosed that EastBridge had total assets (on a consolidated basis) of $1,228,248, which included $13,102 of cash and cash equivalents and $1,215,146 of investment securities. It appears that EastBridge accordingly owned (on a consolidated basis) investment securities having a value of approximately 98.9 % of its total assets exclusive of Government securities and cash items.[3]

Please provide, on an unconsolidated basis, the amount of EastBridge's investment securities, Government and cash equivalents, and total assets. If, on an unconsolidated basis, EastBridge owns investment securities exceeding 40 % of its total assets less Government securities and cash items, please advise us whether EastBridge relies on an exception or exclusion from the definition of "investment company" in the Investment Company Act. Please provide a complete analysis of the basis for such reliance.

If you are relying on section 3(b)(1) of the Investment Company Act, please explain the basis for such analysis, including a discussion of the Tonopah factors.[2] If you are relying on rule 3a-2 under the Investment Company Act, please describe EastBridge's efforts to resolve its status issue.

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[1] The Commission has stated that "cash items" may consist of the following: cash, coins, paper currency, demand deposits with banks, timely checks of others, cashier checks, certified checks, bank drafts, money orders, traveler's checks, and letters of credit. Investment Company Act Release No. 10937 n.29 (Nov. 13, 1979) (release proposing rule 3a-1). More recently, the staff took an enforcement only no-action position that money market fund shares may be treated as cash items under certain circumstances. See Willkie Farr & Gallagher (pub. avail. Oct. 23, 2000).

[2] See Daxor Corporation, Initial Decision Rel. No. 428 (Aug. 31, 2011), available at: http://www.sec.gov/litigation/aljdec/2011/id428rgm.pdf.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney